# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Distribution Solutions Group, Inc., CIK 0000703604
CUSIP: 520776105
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 301 Commerce Street, Suite 1700, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 09/09/2026
Filed by CIK 0000310051
Persons authorized to receive notices and communications: Jacob D. Smith, 301 Commerce Street, Suite 1600, Fort Worth, Texas (TX), 76102, 817-332-3235

## Reporting persons
- LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC (CIK 0001406372): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,578,228; shared voting power 0; sole dispositive power 3,578,228; shared dispositive power 0; aggregate amount beneficially owned 3,578,228 (7.7% of the class)
- LKCM Investment Partnership, L.P. (CIK 0001406371): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 552,500; shared voting power 0; sole dispositive power 552,500; shared dispositive power 0; aggregate amount beneficially owned 552,500 (1.2% of the class)
- LKCM Micro-Cap Partnership, L.P. (CIK 0001502285): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 56,470; shared voting power 0; sole dispositive power 56,470; shared dispositive power 0; aggregate amount beneficially owned 56,470 (0.1% of the class)
- LKCM Core Discipline, L.P. (CIK 0001502283): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 23,182; shared voting power 0; sole dispositive power 23,182; shared dispositive power 0; aggregate amount beneficially owned 23,182 (0.1% of the class)
- LKCM Headwater Investments II, L.P. (CIK 0001621801): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,184,652; shared voting power 0; sole dispositive power 1,184,652; shared dispositive power 0; aggregate amount beneficially owned 1,184,652 (2.6% of the class)
- LKCM Headwater II Sidecar Partnership, L.P. (CIK 0001713995): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LKCM Headwater Investments III, L.P. (CIK 0001764096): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 301 HW Opus Investors, LLC (CIK 0001921598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 16,000,000; shared voting power 0; sole dispositive power 16,000,000; shared dispositive power 0; aggregate amount beneficially owned 16,000,000 (34.6% of the class)
- LKCM TE Investors, LLC (CIK 0001921624): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (17.3% of the class)
- Headwater Lawson Investors, LLC (CIK 0001765653): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,522,988; shared voting power 0; sole dispositive power 3,522,988; shared dispositive power 0; aggregate amount beneficially owned 3,522,988 (7.6% of the class)
- LKCM Headwater Investments IV, L.P. (CIK 0001955947): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,434,044; shared voting power 0; sole dispositive power 3,434,044; shared dispositive power 0; aggregate amount beneficially owned 3,434,044 (7.4% of the class)
- Luther King Capital Management Corporation (CIK 0000310051): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 36,357,588; shared voting power 0; sole dispositive power 36,357,588; shared dispositive power 0; aggregate amount beneficially owned 36,357,588 (78.7% of the class)
- J. Luther King, Jr. (CIK 0001290407): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 36,357,588; shared voting power 0; sole dispositive power 36,357,588; shared dispositive power 0; aggregate amount beneficially owned 36,357,588 (78.7% of the class)
- J. Bryan King (CIK 0001406297): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 35,838,638; shared voting power 0; sole dispositive power 35,838,638; shared dispositive power 0; aggregate amount beneficially owned 35,838,638 (77.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Distribution Solutions Group, Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 1700, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 32 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Distribution Solutions Group, Inc. (the "Issuer"). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a "group" under the Securities Exchange Act of 1934, as amended, with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On September 9, 2026, LKCM Headwater Investments, LLC entered into a Confidentiality Agreement with the Issuer attached hereto as Exhibit 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Confidentiality Agreement, dated September 9, 2026, by and between the Issuer and LKCM Headwater Investments, LLC.

## Signatures
- LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC: /s/ J. Bryan King, President (09/09/2026)
- LKCM Investment Partnership, L.P.: /s/ J Luther King, Jr., President of the General Partner (09/09/2026)
- LKCM Micro-Cap Partnership, L.P.: /s/ J. Bryan King, President (09/09/2026)
- LKCM Core Discipline, L.P.: /s/ J. Bryan King, President (09/09/2026)
- LKCM Headwater Investments II, L.P.: /s/ J. Bryan King, President of the General Partner (09/09/2026)
- LKCM Headwater II Sidecar Partnership, L.P.: /s/ J. Bryan King, President of the General Partner (09/09/2026)
- LKCM Headwater Investments III, L.P.: /s/ J. Bryan King, President of the General Partner (09/09/2026)
- 301 HW Opus Investors, LLC: /s/ J. Bryan King, President (09/09/2026)
- LKCM TE Investors, LLC: /s/ J. Bryan King, President (09/09/2026)
- Headwater Lawson Investors, LLC: /s/ J. Bryan King, President (09/09/2026)
- LKCM Headwater Investments IV, L.P.: /s/ J. Bryan King, President of the General Partner (09/09/2026)
- Luther King Capital Management Corporation: /s/ J. Bryan King, Principal and Vice President (09/09/2026)
- J. Luther King, Jr.: /s/ J. Luther King, Jr., J. Luther King, Jr. (09/09/2026)
- J. Bryan King: /s/ J. Bryan King, J. Bryan King (09/09/2026)